Exhibit 99.1

FF301 Page 1 of 8 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 August 2023 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Tuya Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 05 September 2023 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 800,000,000 USD 0.00005 USD 40,000 Increase / decrease (-) 0 USD Balance at close of the month 800,000,000 USD 0.00005 USD 40,000 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.00005 USD 10,000 Increase / decrease (-) 0 USD Balance at close of the month 200,000,000 USD 0.00005 USD 10,000 Total authorised/registered share capital at the end of the month: USD 50,000

FF301 Page 2 of 8 v 1.0.2 Opening and closing balances of Class A ordinary shares shown above include 19,473,689 and 19,234,939 Class A ordinary shares which are already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, respectively. II. Movements in Issued Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02391 Description Balance at close of preceding month 505,393,393 Increase / decrease (-) 0 Balance at close of the month 505,393,393 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02391 Description Balance at close of preceding month 70,400,000 Increase / decrease (-) 0 Balance at close of the month 70,400,000 Remarks:

FF301 Page 3 of 8 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02391 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2015 Equity Incentive Plan (adopted in December 2014 and amended in June 2022, as amended from time to time) 53,569,363 Lapsed -120,000 53,240,863 0 53,240,863 49,914,656 Others -208,500 General Meeting approval date (if applicable) Total A (WVR ordinary shares A): 0 Total funds raised during the month from exercise of options: USD 41,700 Remarks: (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable 1) Others: -208,500 refers to 208,500 options being exercised. The exercise of 208,500 options was settled using the Class A ordinary shares already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan.

FF301 Page 4 of 8 v 1.0.2 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02391 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2015 Equity Incentive Plan - Restricted Share Units (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 10,492,875 2). 2015 Equity Incentive Plan - Restricted Shares (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 0 Total D (WVR ordinary shares A): 0 Remarks: (E). Other Movements in Issued Share 1. Class of shares issuable (Note 5 and 6) WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02391 Type of Issue At price (if applicable) Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the Currency Amount month 1). Repurchase of shares 01 November 2022 -689,407 2). Repurchase of shares 20 June 2023 -345,488 Total E (WVR ordinary shares A): Remarks: As of August 31, 2023, the restricted share units which entitle the holders to 10,492,875 Class A ordinary shares of the issuer upon vesting, have been granted under the 2015 Equity Incentive Plan. No restricted share units were granted under the 2015 Equity Incentive Plan during the month. 30,250 restricted share units under the 2015 Equity Incentive Plan were vested during the month and settled using the Class A ordinary shares already issued and registered in the name of depositary bank. 79,500 restricted share units granted under the 2015 Equity Incentive Plan were lapsed during the month. Repurchase of a total of 1,034,895 Class A ordinary shares represented by ADSs were made on March 3, 6 to 10 and 13, 2023, June 9, 2023 and August 25, and 28 to 31, 2023 on New York Stock Exchange but such shares are not yet cancelled as at August 31, 2023.

FF301 Page 5 of 8 v 1.0.2 Total increase / decrease (-) in WVR ordinary shares A during the month (i.e. Total of A to E) 0

FF301 Page 6 of 8 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Chai Xiaolang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date” ．